UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

ODDITY Tech. Ltd.

(Name of Issuer)

Class A ordinary shares, par value NIS 0.001 per share

(Title of Class of Securities)

M7518J104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7518J104	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Oran Holtzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 18,399,450 (1)(2)(3)
	6	SHARED VOTING POWER --
	7	SOLE DISPOSITIVE POWER 18,399,450 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER --

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,399,450 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4% (1)(2)(3)(4)(5)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) Represents 18,399,450 ordinary shares of Issuer held by Oran Shilo Investments LP (“Shilo”) as of December 31, 2023, all of which are beneficially owned by Oran Holtzman (“Mr. Holtzman”). Shilo is controlled by Mr. Holtzman, and Mr. Holtzman has voting control and investment power over the shares of the Issuer that are held by Shilo.

(2) Consists of (i) 6,852,450 Class A ordinary shares and (ii) 11,547,000 Class B ordinary shares.

(3) Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share and upon the occurrence of certain other events as described in the Issuer’s amended and restated articles of association. In addition, each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon the sale or transfer of such Class B ordinary share, other than in connection with transfers to certain permitted transferees, as described in the Issuer’s amended and restated articles of association.

(4) To calculate the percentage of Class A ordinary shares beneficially owned by the Reporting Persons, Class B ordinary shares held by the Reporting Persons were treated as converted into Class A ordinary shares. The beneficial ownership percentage was calculated based on a total of 45,309,930 Class A ordinary shares and 11,547,000 Class B ordinary shares outstanding as of December 31, 2023, with such share amounts provided by the Issuer.

(5) The beneficial ownership percentage reported does not reflect the ten-for-one voting power of the Class B ordinary shares. The 18,399,450 Class A and Class B ordinary shares held by the Reporting Persons represent 76.1% of the aggregate combined voting power of the Class A ordinary shares and Class B ordinary shares as of December 31, 2023.

CUSIP No. M7518J104	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Oran Shilo Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 18,399,450 (1)(2)(3)
	6	SHARED VOTING POWER --
	7	SOLE DISPOSITIVE POWER 18,399,450 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER --

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,399,450 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4% (1)(2)(3)(4)(5)
12	TYPE OF REPORTING PERSON (See instructions) PN

(1) Represents 18,399,450 ordinary shares of Issuer held by Oran Shilo Investments LP (“Shilo”) as of December 31, 2023, all of which are beneficially owned by Oran Holtzman (“Mr. Holtzman”). Shilo is controlled by Mr. Holtzman, and Mr. Holtzman has voting control and investment power over the shares of the Issuer that are held by Shilo.

(2) Consists of (i) 6,852,450 Class A ordinary shares and (ii) 11,547,000 Class B ordinary shares.

(3) Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share and upon the occurrence of certain other events as described in the Issuer’s amended and restated articles of association. In addition, each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon the sale or transfer of such Class B ordinary share, other than in connection with transfers to certain permitted transferees, as described in the Issuer’s amended and restated articles of association.

(4) To calculate the percentage of Class A ordinary shares beneficially owned by the Reporting Persons, Class B ordinary shares held by the Reporting Persons were treated as converted into Class A ordinary shares. The beneficial ownership percentage was calculated based on a total of 45,309,930 Class A ordinary shares and 11,547,000 Class B ordinary shares outstanding as of December 31, 2023, with such share amounts provided by the Issuer.

(5) The beneficial ownership percentage reported does not reflect the ten-for-one voting power of the Class B ordinary shares. The 18,399,450 Class A and Class B ordinary shares held by the Reporting Persons represent 76.1% of the aggregate combined voting power of the Class A ordinary shares and Class B ordinary shares as of December 31, 2023.

Item 1.	(a)	Name of Issuer:

ODDITY Tech Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel

Item 2.	(a)	Name of Person Filing:

Oran Holtzman

Oran Shilo Investments LP (“Shilo”)

(b)	Address of Principal Business Office:

Oran Holtzman: 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel

Shilo: 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel

(c)	Citizenship:

Oran Holtzman: Israel

Shilo: Israel

(d)	Title of Class of Securities:

Class A ordinary shares, par value NIS 0.001 per share

(e)	CUSIP Number:

M7518J104

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page.

(b)	Percent of class:

See row 11 of cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See row 5 of cover page.

(ii) Shared power to vote or to direct the vote:

See row 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Oran Holtzman

/s/ Oran Holtzman

Oran Shilo Investments LP

By: Oran Holtzman (Aesthetics) Ltd., its general partner

By:	/s/ Oran Holtzman
Name:	Oran Holtzman
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement.